Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103-8919
800-544-3343

November 8, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Limelight Media Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended June 30, 2005
Form 8-K/A filed September 23, 2005
File No. 000-29107

Dear Mr. Jacobs:

In connection with our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Annual Report”), our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005 (the “Quarterly Report”) and our Current Report on Form 8-K/A filed on September 23, 2005 (the “Current Report”), we hereby file by EDGAR transmission this letter dated October 18, 2005 containing our responses to the Staff’s letter furnishing the comments of the Securities and Exchange Commission (the “Commission”) on the Annual Report, the Quarterly Report and the Current Report. The numbered responses below correspond to the numbered paragraphs of the Staff’s letter.

Responses

1.    As noted in the Current Report, our financial statements included in the Quarterly Report required a restatement, which we included in our amended Quarterly Report on Form 10-QSB/A that was filed with the Commission on November 1, 2005 (the “Amended Quarterly Report”). As required by the Current Report, pursuant to an audit of Impart, Inc. as of December 31, 2004 and for the years ended December 31, 2004 and 2003, we discovered an error that resulted in the overstatement of our inventory at December 31, 2004 by $146,000. We also discovered compensation due to certain employees that resulted in accrued compensation of $268,346. The net adjustments totaling $414,346 represent the difference between the December 31, 2004 accumulated deficit as reported in the Current Report and the Quarterly Report. The restated financials included in the Amended Quarterly Report describe and reflect these adjustments.

Mr. Steven Jacobs
November 8, 2005

2.    With the acquisition of iPoint Networks, LLC, we acquired certain computer equipment, office furniture and fixtures and software. The acquired software enables iPoint to provide the deployment of content into the Interactive, Digital Signage and Narrowcasting sectors of the evolving Out of Home Digital market sector.

The computer equipment and furniture and fixtures had fair values of approximately $52,500 and $3,500, respectively, based on fair values of similar equipment on the open market. In regards to the software fair value, since iPoint had little operating history and no sales, the Replacement Value Method was used to determine the amount it would cost our company to develop iPoint’s patent pending software. This method included estimates of the amount it would cost for us to develop this software on our own. Under this method, we determined the fair value of the software to be approximately $2,400,000.

The consideration given for the assets was $1,000,000, which included a promissory note of $250,000 and 9,375,000 shares of our common stock, which were valued at $750,000. The $750,000 value was based on the trading price per share of our common stock at the time of the negotiations for the asset purchase, or $0.08 per share. All assets discussed above were accordingly valued at $1,000,000, which was allocated on a pro-rata basis over the assets acquired based on their fair values.

As regarding the holdback shares, the restated financials discussed in response to comment no. 1 above include a reclassification totaling $262,500 from “additional paid-in capital” to a new line item called “other liability for iPoint Transaction.” The $750,000 value of the common stock component of the iPoint purchase price is now recorded as additional paid-in capital in the amount of $487,500 for the 6,057,692 shares of our common stock actually issued in the transaction, and a liability in the amount of $262,500 for the value of the 3,317,308 shares of our common stock representing the holdback shares.

3.    Due to the nominal amount of cash totaling $1,968 received from Limelight Media Group, Inc., all legal costs of approximately $95,700 related to the acquisition were expensed as incurred throughout 2004 and 2005 and included as professional and consulting expense.

4.    Our responses to comments 1 and 2 above contain the requested description of the restatement adjustments to the financial statements contained in the Quarterly Report. We first reported the need to make certain adjustments to such financial statements in note 7 to the financial statements contained in the Current Report. The restated financial statements were included in the Amended Quarterly Report. As a result of such disclosures, we believe such information has been already broadly disseminated to the public markets. As a result of such disclosures and restatement, we believe no additional disclosure is now required and do not intend to file an additional Current Report on Form 8-K to make the disclosures required under Item 4.02.

Mr. Steven Jacobs
November 8, 2005

5.    Please be advised that there has been no change in our independent accountants as a result of the transactions reported in the Current Report. L.L. Bradford & Company, which audited our financial statements for the year ended December 31, 2004, has been retained to perform the audit of our financial statements for the year ended December 31, 2005. As a result, there is no information to report pursuant to Item 4.01 of Form 8-K.

6.    In response to this comment, we have prepared the following discussion of the analysis we performed to determine that, at the time of the transaction with Impart, Inc. on June 30, 2005, we were a “shell company.” In accordance with the Staff’s supplemental telephonic request of November 4, 2005, we have also included a discussion of the analysis we performed pursuant to Statement of Financial Accounting Standards (SFAS) 141 to determine that Impart, Inc. was the “accounting acquirer” in the transaction. We do not believe, however, that a determination of whether or not we were a “shell company” is the dispositive factor for the purpose of determining whether or not Impart, Inc. was the “accounting acquirer” in the transaction. Instead, it is our understanding that such a determination is required to be made pursuant to paragraph 17 of SFAS 141.

“Shell Company” Analysis.

Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Securities Exchange Act of 1934, the Commission defines a “shell company” as “a company, other than an asset-backed issuer, with:

•	no or nominal operations; and

•	either:
-	no or nominal assets;

-	assets consisting solely of cash and cash equivalents; or

-	assets consisting of any amount of cash and cash equivalents and nominal assets.”

We note that in the Commission’s Final Rule Release Nos. 33-8587 and 34-52038 , the Commission determined not to define the term “nominal” as used in the definition of “shell company” nor to include qualitative thresholds in such definitions. As a result, we applied our own quantitative and qualitative measures to determine that we had nominal operations and nominal assets on the date of the transaction with Impart, Inc.

Mr. Steven Jacobs
November 8, 2005

No or Nominal Operations.

As the Staff indicated in its letter, we disclosed in our Quarterly Report on Form 10-QSB for the period ended March 31, 2005 (the “March Report”) that we had a business plan to deliver digital advertising services. However, as we further disclosed in the March Report, we had no revenues for the reported period and “we conducted limited operations as we sought funding opportunities to allow us to fully commence operations and implement our business strategy.” These operations consisted solely of marketing efforts by our sole officer and employee to obtain contracts with retailers for the deployment of digital signage equipment and with advertisers for the deployment of advertising content to such equipment. This fact was disclosed in the March Report wherein we stated “we are currently in discussions with a number of supermarket chains and other retailers in an effort to reach agreements under which we can license space for the installation of our digital signage network.” We did not reach agreement with any such supermarket chain or other retailer and, at June 30, 2005, we had no agreements for the provision of digital advertising services. For the foregoing reasons, we concluded that we had no or nominal operations at the time of the transaction with Impart.

No or Nominal Assets.

At the time of the acquisition, we had fixed assets of $238,961, primarily consisting of digital signage equipment (e.g. video displays and computer equipment) previously used by us in the delivery of digital advertising services to a supermarket chain. At the time of the transaction, such assets were not used in operations as we had no advertising contracts for the delivering of content to our video displays. In addition, a significant portion of these assets include assets purchased from Impart, Inc. at Impart’s cost. At the time of the transaction, we owed approximately $170,000 to Impart, Inc. and $36,000 to the stockholders of Impart. Accordingly, we concluded that our assets, without the related liabilities owed to Impart and its stockholders, were nominal.

As a result of the foregoing, we determined that, at the time of the transaction with Impart, Inc., we were a “shell company.”

Analysis of “Accounting Acquirer”

Paragraph 17 of SFAS 141 requires the consideration of several factors in determining the identity of the acquiring entity in a business combination through the exchange of equity interests. In determining that Impart, Inc. was the “accounting acquirer” in the transaction, we considered, in particular, the following facts and circumstances of the transaction:

Mr. Steven Jacobs
November 8, 2005

•
Upon consummation of the transaction, the former stockholders of Impart, Inc. received the right to acquire, in the aggregate, 162.5 million shares of our common stock, representing approximately 65% of our issued and outstanding shares on June 30, 2005.

•
Upon consummation of the transaction, two of our three directors resigned from the board of directors and two directors designated by the former stockholders of Impart, Inc. were appointed to the fill the vacancies created by such resignations. As a result, immediately following the transaction, Impart, Inc. controlled the board of directors of the combined entity.

•
Upon consummation of the transaction, senior management of the combined entity consisted of only one officer of Limelight Media Group, Inc. and four officers of Impart, Inc. The officers of Impart, Inc. were appointed to the following positions of the combined entity: President, Chief Financial Officer, Chief Strategy Officer, Chief Operating Officer and Chief Technology Officer.

•
The terms of the acquisition agreement provided for a change in the corporate name of the combined entity to “Impart Media Group, Inc.” The reason for requiring the change was to take advantage of the strong business relationships and name recognition in our industry that Impart, Inc. had developed over its twenty years of operating history. As discussed above, we had no or nominal operations and assets at the time of the transaction. Following the transaction, our board of directors and stockholders approved the change in our corporate name, which will take effect upon satisfaction of the requirements under Regulation 14C of the Securities Exchange Act of 1934.

As a result of the foregoing, we determined that Impart, Inc. was the “accounting acquirer” in the transaction.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Steven Jacobs
November 8, 2005

We believe we have fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Annual Report, the Quarterly Report, the Current Report or the Amended Quarterly Report we respectfully request that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Very truly yours,

/s/ David V. Lott
David V. Lott
Chief Executive Officer

cc:	L.L. Bradford & Co.
Pryor Cashman Sherman & Flynn LLP